UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PetSmart, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

716768106
(CUSIP Number)

Soulef Hadjoudj
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal, Québec
H2Z 2B3
(514) 847-5998
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 716768106
1.	NAMES OF REPORTING PERSONS. Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	52,500
	8.	SHARED VOTING POWER	--
	9.	SOLE DISPOSITIVE POWER	52,500
	10.	SHARED DISPOSITIVE POWER	--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON: IA

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D is being filed by Caisse de dépôt et placement du Québec (“CDP”) with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of PetSmart, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 19601 N. 27th Avenue, Phoenix, Arizona 85027.

ITEM 2.	IDENTITY AND BACKGROUND

(a)           CDP is a legal person without share capital created by a special act of the Legislature of the Province de Québec.

(b) and (c)(i)     The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDP is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. The name, residence or business address and principal occupation or employment and citizenship of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d)           During the five years prior to the date hereof, CDP has not been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, CDP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between October 4, 2012 and August 29, 2014 CDP purchased  52,500 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $3,570,000.  The source of the funds used to acquire such Common Stock was funds on deposit at CDP.

ITEM 4.	PURPOSE OF TRANSACTION

On December 14, 2014, the Issuer announced in a press release (included as Exhibit 99.1 and incorporated by reference herein) that the Issuer, Argos Holdings Inc. (“Parent”) and Argos Merger Sub Inc. (“Merger Sub”) had entered into an Agreement and Plan of Merger  dated as of December 14, 2014 (the “Merger Agreement”), pursuant to which, at the Effective Time (as defined therein), Merger Sub will be merged with and into the Issuer (the “Merger”) and each share of the Issuer’s Common Stock outstanding immediately prior to the Effective Time (the “Shares”), other than Dissenting Shares (as defined in the Merger Agreement) and Shares owned by the Issuer, Parent and any direct or indirect holding company of Parent, including the Shares subject to the Rollover Agreement (as defined below), shall be converted into the right to receive $83.00 in cash. Consummation of the Merger is subject to approval of the Issuer’s stockholders and certain additional conditions.  The foregoing description of the Merger Agreement in this Item 4 is qualified in its entirety by reference to the Merger Agreement included as Exhibit 99.2 and incorporated by reference herein.

It is anticipated that the funding for the transactions (the “Transactions”) contemplated by the Merger Agreement will consist of (i) equity financing in the form of up to approximately $1.83 billion in cash to be contributed to Parent by (A) funds or other entities affiliated with or established by BC Partners, Inc. (“BC Partners”), (B) CDP, (C) Kokoro Investment Pte. Ltd., a private company limited by shares organized under the laws of the Republic of Singapore (“Kokoro”), which is managed by GIC Special Investments Pte. Ltd. (“GICSI”) and (D) affiliates of StepStone Group LP (such affiliates collectively, “StepStone”) and (ii) debt financing of approximately $6.20 billion and a $750 million senior secured ABL facility to be provided by Citigroup Global Markets, Nomura Securities International, Inc., Jefferies Finance LLC, Barclays Bank PLC and Deutsche Bank AG and, in some cases, certain of their affiliates.  In addition, Longview Asset Management, LLC (“Longview”), on behalf of its clients, will contribute the Rollover Shares (as defined below) to Parent immediately prior to the Effective Time (as defined in the Merger Agreement) in exchange for equity interests in Parent (the “Longview Rollover”).

SCHEDULE 13D

In connection with the Merger Agreement, (i) BC Partners, (ii) CDP, (iii) Kokoro and (iv) StepStone (the foregoing persons referred to in items (i), (ii), (iii) and (iv) are referred to as the “Equity Sponsors”) provided equity commitment letters (the “Equity Commitment Letters”) to Parent, pursuant to which the Equity Sponsors severally committed, on the terms and subject to the conditions contained therein, to contribute (or cause to be contributed) to Parent up to an aggregate of $1.83 billion in connection with the consummation of the transactions contemplated by the Merger Agreement.  Pursuant to the Equity Commitment Letter executed by CDP (the “Caisse Equity Commitment Letter”), CDP has agreed, on the terms and subject to the conditions contained therein, to contribute to Parent an aggregate amount up to $265 million.  The foregoing description of the Caisse Equity Commitment Letter disclosed in this Item 4 is qualified in its entirety by reference to the Caisse Equity Commitment Letter included as Exhibit 99.3 and incorporated by reference herein.

The Equity Sponsors also provided termination fee commitment letters (the “Termination Fee Commitment Letters”) to Parent and the Issuer, pursuant to which the Equity Sponsors have severally agreed, on the terms and subject to the conditions contained therein, to purchase (by payment to Parent or its designee(s), including the Issuer (or its designess)) common equity securities of Parent for purposes of allowing Parent to pay a termination fee and reimburse or indemnify the Issuer with respect to certain expenses and liabilities in connection with the Merger, subject to the respective caps set forth therein.  Pursuant to the Termination Fee Commitment Letter executed by CDP (the “Caisse Termination Fee Commitment Letter”), CDP has agreed, on the terms and subject to the conditions contained therein, to purchase (by payment to Parent or its designee(s), including the Issuer (or its designess)) common equity securities of Parent for purposes of allowing Parent to pay a termination fee and reimburse or indemnify the Issuer with respect to certain expenses and liabilities in connection with the Merger, in an aggregate amount up to $73,796,614.20.  The foregoing description of the Caisse Termination Fee Commitment Letter disclosed in this Item 4 is qualified in its entirety by reference to the Caisse Termination Fee Commitment Letter included as Exhibit 99.4 and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, Longview and Parent entered into a Rollover Commitment Letter, dated December 14, 2014 (the “Rollover Agreement”). Pursuant to the Rollover Agreement, Longview agreed, subject to the terms and conditions of the Rollover Agreement, to cause 3,012,050 Shares owned by certain clients of the Longview (the “Rollover Shares”), to be transferred and contributed, immediately prior to the Closing (as defined in the Merger Agreement), to Parent in exchange for equity interests of Parent.

Concurrently with the execution of the Merger Agreement, the Issuer, Parent and Longview  entered into a Voting Agreement, dated as of December 14, 2014 (the “Voting Agreement”).  Pursuant to the Voting Agreement, Longview has agreed to among other things, unless the Voting Agreement is terminated in accordance with its terms, at any meeting of the stockholders of the Issuer at which approval and adoption of the Merger Agreement is to be voted upon, (i) be present (in person or by proxy) at such meeting, (ii) vote the Owned Shares (as defined therein) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (iii) vote against any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement that is not approved by the Board of Directors of the Issuer. The foregoing description of the Voting Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Voting Agreement included as Exhibit 99.5 and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, CDP, Kokoro, StepStone K Strategic Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., BC European Capital IX-1 to 11 LP and Longview (the “Investors”) and Parent entered into an Interim Investors Agreement, which governs certain actions of Parent and the Investors with respect to the Merger Agreement, the Rollover Agreement, the Equity Commitment Letters, the Termination Fee Commitment Letters and the transactions contemplated by the foregoing. Pursuant to the Interim Investors Agreement, the Majority Holder (as defined therein) may cause Parent to take or refrain from taking any action with respect to the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions. The Interim Investors Agreement also provides for the sharing among the Investors (other than Longview) of the termination fee that may become payable by the Issuer to Parent. The foregoing description of the Interim Investors Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement included as Exhibit 99.6 and incorporated by reference herein.

SCHEDULE 13D

The purpose of the Transactions is for Parent to acquire all of the outstanding Shares through the Merger. If the Merger is consummated, the Shares will be delisted from Nasdaq and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by Parent.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including, but not limited to, the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. CDP is expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a, b) CDP beneficially owns 52,500 shares, representing approximately .05% of the outstanding shares by virtue of its direct holdings.

In addition, pursuant to Section 13(d)(3) of the Act, the Investors may, on the basis of the facts described elsewhere herein, be considered to be a “group” with beneficial ownerhip of 8,214,170 Shares. CDP disclaims any beneficial ownership of the 8,161,670 Shares held by other Investors, and nothing herein shall be deemed to be an admission by CDP as to the beneficial ownership of such Shares.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by CDP that they are the beneficial owner of any Shares as may be beneficially owned by the other Investors for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)   There have been no transactions in the Shares by CDP within the past sixty days.

(d)   This Item 5(d) is not applicable.

(e)   This Item 5(e) is not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response to Item 4 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.	DESCRIPTION

99.1	Issuer Press Release, dated December 14, 2014 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2014)

99.2
Agreement and Plan of Merger, dated as of December 14, 2014, by and among Argos Holdings Inc., Argos Merger Sub Inc. and PetSmart, Inc. (incorporated herein by reference to Exhibit 2.1 to the PetSmart, Inc. Form 8-K filed on December 16, 2014).

99.3	Equity Commitment Letter, dated as of December 14, 2014, between CDP and Argos Holdings Inc.

99.4	Termination Fee Commitment Letter, dated as of December 14, 2014, between CDP, Argos Holdings Inc. and PetSmart, Inc.

99.5
Voting Agreement, dated as of December 14, 2014, among the Reporting Person, Argos Holdings Inc. and PetSmart, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2014).

99.6	Interim Investors Agreement, dated as of December 14, 2014, among CDP, Argos Holdings Inc. and the other investors named therein.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2014

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
Name:	Soulef Hadjoudj
Title:	Legal Counsel

SCHEDULE 13D

Schedule A

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name and Occupation	Residence	Citizenship

Robert Tessier Chairman of the Board of Directors Caisse de dépôt et placement du Québec	Saint-Lambert, Québec Canada	Canadian
Michael Sabia President and Chief Executive Officer Caisse de dépôt et placement du Québec	Montréal, Québec Canada	Canadian
Elisabetta Bigsby Corporate Director	Toronto, Ontario Canada	Canadian
Patricia Curadeau-Grou Strategic Adviser to the President and Chief Executive Officer Banque Nationale du Canada	Outremont, Québec Canada	Canadian
Michèle Desjardins President Consultants Koby inc.	Montréal, Québec Canada	Canadian
Rita Dionne-Marsolais Corporate Director	Sutton, Québec Canada	Canadian
Gilles Godbout Corporate Director	Saint-Lambert, Québec Canada	Canadian
François Joly Corporate Director	Lac Supérieur, Québec Canada	Canadian
Jean La Couture President Huis Clos Ltée, Gestion et médiation	Montréal, Québec Canada	Canadian
François R. Roy Corporate Director	Montréal, Québec Canada	Canadian

SCHEDULE 13D

Ouma Sananikone Corporate Director	New York, NY U.S.A	Dual Australian and British
Michael Sabia President and Chief Executive Officer	Westmount, Québec Canada	Canadian
Claude Bergeron Executive Vice-President and Chief Risk Officer	Montréal, Québec Canada	Canadian
Mr Andreas Beroutsos Executive Vice-President Private Equity and Infrastructure	New York, N.Y. U.S.A.	Greek
Michèle Boisvert Executive Vice-President, Public Affairs	Montréal, Québec Canada	Canadian
Frédérick Charette Executive Vice-President, Talent Management and Organizational Development	Montréal, Québec Canada	Canadian
Marc Cormier Executive Vice-President, Fixed income and Active Overlay Strategies	Montréal, Québec Canada	Dual French and Canadian
Christian Dubé Executive Vice-President, Québec	Sutton, Québec Canada	Canadian
Daniel Fournier Chairman and Chief Executive Officier Ivanhoe Cambridge	Outremont, Québec Canada	Canadian
Marie Giguère Executive Vice-President, Legal Affairs and Secretariat	Montréal, Québec Canada	Canadian
Jean-Luc Gravel Executive Vice-President, Equity Markets	Bromont, Québec Canada	Canadian
Roland Lescure Executive Vice-President and Chief Investment Officer	Outremont, Québec Canada	French
Pierre Miron Executive Vice-President, Operations and Information Technology	Repentigny, Québec Canada	Canadian
Bernard Morency Executive Vice-President, Depositors, Strategy and Chief Operations Officer	St-Lambert, Québec Canada	Canadian
Maarika Paul Executive Vice-President and Chief Financial Officer	Laval, Québec Canada	Canadian